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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes         No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes         No

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Repsol YPF, S.A. Results for the Fourth Quarter of 2002

2.	Tables of Results for the Fourth Quarter of 2002

3.	Annex 1: Operating Highlights

4.	Presentation of Fourth Quarter & Full Year 2002 Results

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ITEM 1

PREVIEW OF INCOME STATEMENT FOR

FOURTH QUARTER 2002

4Q 2001	3Q 2002	4Q 2002	% Variation 4Q02/4Q01	2002 RESULTS (Million euros)	Jan-Dec 2001	Jan-Dec 2002	% Variation 02/01
Unaudited figures
229	571	785	242.8	ADJUSTED NET INCOME (1)	2,244	2,269	1.1
-652	461	189	129.0	NET INCOME	1,025	1,952	90.4
766	712	878	14.6	OPERATING INCOME (2)	4,920	3,323	-32.5
1,216	1,150	1,252	3.0	CASH FLOW	5,729	4,823	-15.8
Euros per share
0.19	0.47	0.64	242.8	ADJUSTED NET INCOME	1.84	1.86	1.1
-0.53	0.38	0.15	129.0	NET INCOME	0.84	1.60	90.4
1.00	0.94	1.03	3.0	CASH FLOW (3)	4.69	3.95	-15.8

1,220.8	1,220.8	1,220.8	AVERAGE NO. OF SHARES (Million)	1,220.8	1,220.8

(1)	Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortisation
(2)	Proforma operating result with a 24% stake in Gas Natural, SDG would be Eu540 million in 4Q2001, Eu4,161 million from January to December 2001, and Eu2,937 million from January to December 2002.
(3)	Proforma cash flow with a 24% stake in Gas Natural, SDG would be Eu981 million in 4Q2001, Eu4,966 million from January to December 2001, and Eu4,465 million from January to December 2002.

HIGHLIGHTS

REPSOL YPF REDUCES NET DEBT BY Eu9,083 MILLION IN 2002,
FULFILLING THE TARGET SET BY THE COMPANY FOR 2005

•	Adjusted net income in the fourth quarter 2002 was Eu785 million, in comparison to Eu229 million a year earlier. Net income was Eu189 million, as against a loss of Eu652 million in fourth quarter 2001, caused by the large adjustments made at the close of that year.

•	Management of the crisis in Argentina made it possible to progressively mitigate its economic impact as a result of significant cost reduction in all business areas.

•	The economic and regulatory situation in Argentina has improved substantially, as shown by increased activity, exchange rate stability, the country’s growing level of currency reserves, lower monthly inflation rates, the recent agreement with the IMF, and new regulatory measures for the sector.

•	Despite the strike in Venezuela, in the fourth quarter 2002, production reached 1,000,300 barrels of oil equivalent per day, practically equalling that for 2001, despite the sale of important assets such as those in Indonesia. On like-for-like terms, production increased 6%.

•	Net financial debt at the end of 2002 was Eu7,472 million, showing a 54.9% reduction since the close of 2001. As a result, the debt ratio, in terms of net debt to total book capitalisation, fell from 42.9% in December 2001 to 29.2% in December 2002, reaching the target set for 2005.

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THE SITUATION IN ARGENTINA AND BRAZIL

During the fourth quarter 2002 and the first weeks of 2003, the economic situation in Argentina has continued to show clear signs of ongoing improvement. This may be seen by analysing the country’s economic indicators, the regulatory regime in general, and in particular that for the oil sector.

1.   Improved economic situation: main indicators

1.1	The level of economic activity gives further signs of recovery. Industrial production grew 3.2% from the third to fourth quarters 2002, showing a year-on-year rise of 1.7%. Data for January 2003 confirm a significant growth in industrial production, which grew 4% with respect to December 2002 (in de-seasonalised terms), and rose 18% in comparison to January 2002 levels. The monthly production rate is the highest since the industry began to recover from the sharp fall suffered in its activity level. In this same period, the construction industry grew 12%, recovering from the low activity levels registered during the first few months of 2002. A de-seasonalised growth in GDP of over 1% is estimated for this fourth quarter 2002.

1.2	With prices practically stabilised (there was a rise of scarcely 0.9% between September and December 2002), retail price inflation for the year was finally 41%, far below estimates at the beginning of the crisis.

1.3	The peso/dollar exchange rate, which was 3.32 pesos per dollar at the close of 2002, has continued to improve in recent months, with the peso showing a slight trend to appreciate from the extreme lowest levels achieved at the end of the first half of 2002 where one dollar was traded at 3.86 pesos. To avoid an over-rapid appreciation, the authorities decided to grant a partial flexibility of the strict exchange controls imposed at the start of the crisis.

1.4	As a result of the large trade balance surplus, currency reserves in the Central Bank have also shown a very positive growth, accumulating 10,476 million dollars at the end of 2002, as against a minimum of 8,800 million dollars at the beginning of August.

1.5	Tax collection this quarter 2002 was 3.8% up on the third quarter, and 48% higher than in the equivalent period of 2001. These larger revenues improved public sector primary income, which posted a surplus of 1,914 million pesos in the quarter, as against a deficit of 446 million pesos the year before.

These improvements in the economic situation facilitated a short-term agreement with the International Monetary Fund, at the beginning of January, which ensures the financing of loan capital and interests, allowing Argentina to meet its commitments with international institutions in the electoral transition period. This agreement with the IMF is an important step, in that it helps Argentina on its way to a reasonable economic policy, averting the temptation to apply stricter market controls and restrictions.

2. Business context in Argentina

Improvement in the Argentine economy led the authorities to partially lift restrictions on exchange controls introduced at the start of the crisis. Indeed, on November 15th last, YPF in Argentina paid a $442 million dividend.

The government also issued a decree dictating a general rise in public service tariffs, including natural gas, as an advance on the renegotiation of contracts contemplated by law. Although these interim price increases are insufficient, in view of inflation and exchange rate evolution during 2002, they may be considered a first step towards the future normalisation of the public services regulatory regime. Indeed, in the agreement with the IMF, the Argentine government requested the assistance of that institution and the World Bank to advance in the restructuring of licensing contracts.

3. Specific regime for the oil sector

By Decree, in December 2002, the Argentine government confirmed the free availability of 70% of oil export revenues. The company is therefore assured of the flexibility to use its cash flow to meet its commercial and financial obligations outside Argentina.

The companies operating in the upstream and downstream sectors in Argentina reached a price stability agreement with the government during the first quarter 2003. As a result, upstream companies will compensate

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for prices higher than WTI reference crude at $28.5 per barrel, with lower prices if these occur, during a period of three months. From then onwards, balances will be liquidated as appropriate.
At 31 December 2002, the peso/dollar exchange rate was 3.32 pesos/$ in comparison to 3.69 pesos/$ at 30 September 2002. For the second time following the break with the peso/dollar conversion equivalence, and because of the slight appreciation shown by that currency against the dollar, the company made a Eu37 million positive adjustment on its assets denominated in pesos, on the Balance Sheet. At 21 February 2003, the peso/$ parity was 3.14, and it is therefore unnecessary to make any further adjustments.

In Brazil, the economic situation has tended to improve since the end of the year, once doubts on the political transition have been dispelled by the takeover of new President, Luiz Inácio Da Silva. The appointments in key areas of government and the first measures taken by the new cabinet to install macroeconomic stability have resulted in a better exchange rate and country risk index.

With reference to the Brazilian real, the exchange rate went from 3.89 reals/$ at the close of the third quarter, to 3.53 reals/$ at the end of the fourth. Consequently, the company has improved the foreign currency translation adjustments by Eu88 million, due to the appreciation in book value of Brazilian net assets. At 21 February 2003, the real/$ parity was 3.61, and it is therefore unnecessary to make any further adjustments.

In short, although the crisis in Argentina has been significant, with an effect on our company’s businesses, 2002 closed on a clear upward trend towards economic recovery, and a normalisation of the oil and gas industrial activity. The risks present for the sector at the beginning of the year have tended to disappear, while the remaining restrictions are gradually being lifted.

In Brazil, the successful electoral transition also improved the business environment towards the end of 2002, producing a fall in country risk and interest rates, and an appreciation in the currency exchange rate.

1. INTRODUCTION

1.1 Fourth quarter results

Adjusted net income was Eu785 million, in comparison to Eu229 million for the same period a year earlier. Operating income for the fourth quarter 2002 was Eu878 million. On equivalent terms, that is, consolidating the stake in Gas Natural SDG at 24% for both years, operating income would have been Eu540 million in the fourth quarter 2001, 62.6% lower than the 2002 equivalent. Cash flow this quarter was Eu1,252 million. The table below gives a reconciliation of the company’s results in the fourth quarter 2001 and third and fourth quarters 2002, for the purpose of quarterly and yearly comparisons.

(Million euros)	4Q01	3Q02	4Q02	Jan-Dec 01	Jan-Dec 02
Net income	-652	461	189	1,025	1,952
Goodwill amortization	175	146	213	678	645
Accountable	95	53	125	323	300
Assigned to assets	80	93	88	355	345
Net extraordinary items	522	-1	335	470	-518
Net non-recurring items	184	-35	48	71	190
TOTAL Net Income before Goodwill, Extraordinary and Non-recurring items	229	571	785	2,244	2,269

Reported net income in the fourth quarter 2002 was Eu189 million, as against a loss of Eu652 million in the equivalent period of 2001, showing the effect of important adjustments to compensate for the Argentine crisis. In earnings per share, these went from a loss of Eu0.53 in the fourth quarter 2001 to a profit of Eu0.15 in the fourth quarter 2002. Quarterly year-on-year cash flow per share rose from Eu1.00 in 2001 to Eu1.03 in 2002.

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In this quarter, oil prices were again higher than in the third quarter, especially during the final weeks, in response to the Venezuelan crisis, and much higher, too, than in the fourth quarter a year earlier. The company’s refining margin indicator improved considerably in the first half of the quarter, as a consequence of the jump in oil prices, but again fell during the last weeks of 2002. Marketing margins in Spain maintained normal levels in spite of rising crude oil prices. In chemicals, performance was inferior to the third quarter 2002 because of lower international margins and an important five-yearly maintenance shutdown lasting 41 days at the Tarragona cracker. In the gas & power area, our income statement was affected by the proportional consolidation of 24% of the Gas Natural Group, the non-incorporation of Enagas, and the changes in the remuneration system for this sector, which eliminates seasonal variation.

1.2    2002 Results

Reported net income was 90.4% up on 2001, at Eu1,952 million. Adjusted net income for the year was Eu2,269 million, and showed a year-on-year rise of 1.1%, despite the crisis in Argentina. In terms of earnings per share, these went from Eu0.84 in 2001 to Eu1.60 in 2002. Cash flow per share, which had reached Eu3.95, fell 15.8% in comparison to 2001.

Operating income in 2002 was Eu3,323 million in comparison to the year earlier Eu4,920 million, but it should be noted that the 2001 aggregate included 100% consolidation of Gas Natural, whereas in 2002, this was only the case up to May, since when only 24% has been consolidated. On like-for-like terms, at a 24% consolidation in both years, operating income for 2001 would have been Eu4,161 million, and for 2002, Eu2,937 million. Cash flow was Eu4,823 million, as against Eu5,729 million in 2001.

Apart from the crisis in Argentina, reference crude oil prices rose steadily over the year, influenced by the restrictions on OPEC supplies, fears of war and more recently by the prolonged crisis in Venezuela. In Spain, refining margins continued to narrow, with only a slight pause at the beginning of the fourth quarter, and marketing margins sustained normal levels; whilst in Argentina there was a certain improvement in refining and marketing margins during 2002, after passing on to retail selling prices the rises in crude oil prices and the effect of the peso devaluation. In chemicals, average international margins reached similar levels to the year before, with a growth trend from January to September, and falling in the fourth quarter, because of a demand cutback deriving from the uncertain economic situation. Finally, the gas & power area suffered the impact of important changes in the scope of the consolidation method, and the economic crisis in Argentina.

1.3    Investment and divestment

Investment in the fourth quarter 2002 was Eu820 million, in comparison to Eu 1,265 million a year earlier. This drop was mainly the result of the contention and prudent policy announced, the peso devaluation against the dollar, the termination of important investment projects in 2001, and the change in the consolidation method for Gas Natural SDG (Eu291 million). If the effect of the latter were eliminated, there would have been a 17.5% reduction.

Investment in the year 2002 was Eu2,673 million, 40% less than in 2001, for the same reasons as above.

In the fourth quarter 2002, divestments totalled Eu73 million and relate to CLH and real estate asset disposals. In the whole year, disposals amounted to Eu2,824 million, mostly from the sale of stakes in Gas Natural SDG, and successive participations in CLH and Enagas.

1.4   Financial debt

Net financial debt fell 54.9% between December 2001 and in December 2002.

The debt ratio at 31 December 2002, in terms of net debt to total book capitalisation, was 29.2%, in comparison to 31.9% at the close of the third quarter 2002, and 42.9% at the end of 2001, achieving the level targeted for 2005 three years in advance.

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4Q 01	3Q 02	4Q 02	% Variation 4Q02/4Q01	NET DEBT EVOLUTION	Jan-Dec 01	Jan-Dec 02	% Variation 02/01
19,710	8,960	8,739	-55.7	NET DEBT AT BEGINNING OF PERIOD	20,398	16,555	-18.8
-1,231	-1,150	-1,252	1.7	CASH-FLOW	-5,729	-4,823	-15.8
1,505	521	791	-47.4	INVESTMENTS (*)	4,692	2,622	-44.1
-157	-53	-73	-53.5	DIVESTMENTS (*)	-1,199	-2,824	135.5
168	89	75	-55.4	DIVIDENDS	1,096	550	-49.8
481	119	-550	-	TRANSLATION DIFFERENCES (3)	940	-2,081	-
-3,921(1)	253	-258	-93.4	OTHER MOVEMENTS	-3,643(1)	-2,527(2)	-30.6
16,555	8,739	7,472	-54.9	NET DEBT AT CLOSE OF PERIOD	16,555	7,472	-54.9
Debt ratio (%)
38,566	27,385	25,546	-33.8	TOTAL CAPITALISATION	38,566	25,546	-33.8
42.9	31.9	29.2	-31.9	NET DEBT / TOTAL CAPITALISATION	42.9	29.2	-31.9
113.9	62.0	55.0	-51.7	NET DEBT / SHAREHOLDERS EQUITY	113.9	55.0	-51.7

(*)	Excluding investments and divestments in financial assets having no effect on net debt evolution.
(1)	In the caption “Other Movements”, the figure for 2001 and the fourth quarter 2001 includes an Eu3 billion issue of preference shares (Eu1 billion issued in May and Eu2 billion in December) and the deconsolidation of the companies in Indonesia and CLH, reclassified in the short term whilst being sold for Eu718 million. Other variation is mainly due to working capital increase.
(2)	In 2002, “Other Movements” includes the deconsolidation of Gas Natural SDG debt for Eu2,718 million.
(3)	At 31 December 2001, 1 euro = 0.89 dollars, at 31 December 2002, 1 euro = 1.049 dollars.

The reduction of Eu1,267 million in net debt during the quarter was the result of the following items:

•	A net cash flow of Eu1,252 million generated over the quarter.

•	A Eu173 million reduction in working capital requirements.

•	A Eu550 million reduction in dollar denominated debt resulting from the appreciation of the euro against the dollar.

•	Finally, on the negative side, fourth quarter investments had an incremental effect of Eu791 million.

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2.-   ANALYSIS OF RESULTS FOR EACH BUSINESS AREA

2.1.   EXPLORATION & PRODUCTION

Unaudited figures
QUARTER					YEAR
4Q01	3Q02	4Q02	% Variation 4Q02/4Q01		2001	2002	% Variation 02/01
304	505	589	93.8	OPERATING INCOME (Million euros)	2,557	1,785	-30.2
665.5	591.6	574.2	-13.7	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	645.0	584.2	-9.4
1,974	2,620	2,151	8.9	GAS PRODUCTION (Million scf/d)	2,077	2,338	12.6
1,017.3	1.058.3	957.5	-5.9	TOTAL PRODUCTION (Thousand boepd)	1,014.6	1,000.3	-1.4
545	249	328	-39.8	INVESTMENTS (Million euros)	1,951	1,081	-44.6
101.8	56.3	55.5	-45.5	EXPLORATION EXPENSES (Million euros)	216.0	242.3	12.2

QUARTER					YEAR
4Q01	3Q02	4Q02	% Variation 4Q02/4Q01	REALISATION PRICES	2001	2002	% Variation 02/01
19.42	26.96	26.87	38.4	Brent ($/Bbl)	24.44	25.02	2.4
20.41	28.32	28.32	38.8	WTI ($/Bbl)	25.93	26.16	0.9
16.2	23.0	23.3	43.8	LIQUIDS ($/Bbl)	21.0	20.7	-1.4
1.34	0.77	0.90	-32.8	GAS ($/thousand scf)	1.46	0.79	-45.9

Fourth quarter results

Operating income for this quarter was Eu589 million, showing a year-on-year rise of 93.8%, and 16.6% up with respect to the third quarter 2002. Improvement here was due to higher international prices and cost efficiency, which compensated for lower gas prices.

The Repsol YPF liquids realisation prices averaged $23.3 per barrel, in comparison to $16.2 per barrel in the fourth quarter 2001, and $23.0 per barrel in the third quarter 2002. The increase in the 2002/2001 differential for reference crude was caused by the application of a discount of around 10% on the market price for domestic sales in Argentina, and the higher weighting of heavy crude in the Repsol YPF basket resulting from the sale of assets in Indonesia. Furthermore, a 20% retention continued to be levied on oil exports from Argentina, amounting to $40 million (equivalent to $0.63 per barrel of crude oil) in this fourth quarter 2002.

Average gas prices over the quarter were $0.90 per thousand cubic feet, 32.8% lower than the 2001 equivalent. This was because the effect of peso devaluation could only be passed through, in part, to Argentine gas prices, where the average price was $0.7 per thousand cubic feet.

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The price of export gas from Argentina is “dollarised” on the same pre-crisis terms, and marketing agreements have been reached with several industrial customers in Argentina, mainly export industries, to progressively pass the peso/US dollar exchange rate through to gas selling prices. For other Argentine customers, gas prices essentially continue to be quoted in pesos. Negotiations are underway to permit the progressive increase of internal prices.

Devaluation had a favourable effect by lowering the cost in euros of the company’s investments and enhancing operating costs. The Repsol YPF global lifting cost for the fourth quarter 2002 was $1.60 per boe, showing a 40.3% cutback in comparison to the fourth quarter 2001, as a result of the sale of the Indonesian assets, and the partial denomination in pesos of the costs in Argentina (where lifting costs fell 35.8% to $1.56 per boe).

In the fourth quarter 2002, Eu2 million were booked as capital gains from asset sales, in comparison to Eu32 million in the fourth quarter 2001. Other factors to be accounted for in comparing year-on-year operating income are: the reclassification of taxes on activities in Dubai and Algeria amounting to Eu39 million in this fourth quarter 2002, provisions for possible non-payments in 2001 (Eu26 million), the absence of operating income from assets in Indonesia (Eu28 million), and production loss during December in Venezuela (Eu4 million). This quarter 2002, exploration expenses were also lower (Eu55 million in comparison to Eu102 million in the fourth quarter 2001).

Total production during the quarter, at 957,500 barrels of oil equivalent (boepd), was 5.9% down on the year earlier equivalent, which reached 1,017,300 boepd. If the comparison were made on equivalent terms, for the same asset participations as in 2002, overall production in the fourth quarter 2002 would have been 2.2% up on the year before. In December, production was affected by the strike in the Venezuelan oil sector, making it necessary to progressively reduce production during the month at the oil fields in that country, where average production for the month was 48,600 boepd, 50% lower than normal.

Crude oil and liquids production was 574,200 barrels per day, showing a 13.7% year-on-year drop, mainly because of the asset divestment in Indonesia, which produced 66,700 barrels per day in the fourth quarter 2001. On an equivalent basis, oil and liquids production dropped 4.1% from one year to the next, basically due to the cutback in production from Venezuela and shutdowns in the transport logistics system in South Argentina, which did not compensate for higher year-on-year production rises in Trinidad & Tobago and Colombia.

Turning to gas, there was a 2,151 million m3 per day gas production (equivalent to 383,300 boepd), showing an 8.9% rise against the 2001 equivalent. On homogeneous terms, gas output would have increased 13.2%. There was recovery in Argentina, and additional rises in gas production mainly from Bolivia, Trinidad & Tobago, Venezuela and Spain.

During this quarter, after receiving approval from the Libya National Company to develop field “A” in block NC-186, and the exploration wells in “D” structure tested positive, Repsol YPF has applied to the Libyan government for approval to develop and produce this “D” structure in block NC 186.

In December 2002, the Algerian government authorised a partnership agreement to explore and produce oil and gas in block 401D, where Repsol YPF is operator with a 55% stake.

2002 results

Operating income in 2002 was Eu1,785 million, falling 30.2% in comparison to the Eu2,557 million posted in the same period of 2001. The 2002 figure incorporated Eu50 million from the sale of assets in Indonesia and La Lora, Spain. The 2001 aggregate included Eu201 million in capital gains from asset divestment in Egypt, and Eu189 million from tax re-classification in Dubai and Algeria. Following these divestments, Repsol YPF has completed the asset rationalisation process scheduled in 1999, after the acquisition of YPF.

Lower performance in 2002 was mainly the result of a lower realisation price on oil sales, for the reasons already mentioned, because of a drop in the gas selling price, which was 45.9% down on 2001 and the sale of Indonesian assets which generated Eu211 million in 2001. On the positive side, the effect of partial “pesification” of costs in Argentina and the sale of assets in Indonesia was very favourable, reducing the cost of investments in euros and the company’s operating costs.

Total production for the year attained an average of 1,000,300 boepd. On equivalent terms, (i.e. the same asset participations as in 2002), average daily production rose 5.9% in comparison to the 2001 level, offsetting the loss of production from assets divested in Indonesia (70,900 boepd). In relation to gas, on a like-for-like basis, 2002 production grew 17.2% against 2001, whereas liquids remained practically the same from one year to the next.

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Net proved oil and gas reserves as of 31 December 2002, at 5,261 million barrels of oil equivalent, were lower than the figure of 5,606 million equivalent barrels at the end of 2001. This fall was mainly the impact of asset sales and acquisitions amounting to 234 million barrels. There were asset disposals in Indonesia and Spain, responsible for a loss of 300 million boe, which were not offset by the acquisition of stakes in Albacora Leste (10%) and Yucal Placer (15%), which added 66 million boe.

The replacement ratio excluding asset sales was 97% for the period 2000-2002 and 70% for the year 2002. This lower than average level was due to lower E&P investment in gas, especially in Argentina, and that there were no new gas contracts signed outside Argentina permitting the incorporation of technically proved reserves. The eventual agreement on the fourth train in Trinidad & Tobago will make it possible to register an important volume of reserves in 2003, helping to maintain the three-year average for reserves replacement above 100%

These 5,261 million boe in proved reserves were comprised of 2,019 million barrels (38.4%) of liquids, and the remainder (18.2 Tcf) of gas.

Costs improved considerably over the year. The lifting cost was 42.5% lower, falling from $2.57 to $1.48 per boe. This cutback was aided by the sale of assets in Indonesia, with a high lifting cost, and the devaluation of the Argentine peso and the Venezuelan Bolivar against the USA dollar and the euro. The finding cost remained amongst the best in the industry, with a three-year average (2000-2002) of $1 per boe, and an average of $1.34 per boe in 2002, in which it was affected by lower exploration of gas in Argentina.

Investments

Eu328 million was invested in this area during the fourth quarter 2002, 39.8% less than in the same period a year earlier. This fall was caused by the appreciation of the euro against the US$, lower costs in Argentina, the sale of assets in Indonesia, and a general contention in capex, mainly in exploration and development of gas in Argentina.

Investment for the whole year 2002 was Eu1,081 million, down 44.6% from the figure for 2001. This expenditure was mainly related to development drilling, secondary oil recovery projects (Argentina, Libya, Bolivia), the construction of gas processing and treatment plants (Planta de el Portón, Argentina) and new systems of gas (Tansierra, Bolivia) and oil pipelines (OCP, Ecuador). Expenditure in exploration during 2002 was mainly for oil prospecting in Argentina.

During the year, 85.7% of overall investment went to development, mainly in Argentina (61%), Bolivia (14%), Trinidad & Tobago (6%), Venezuela (6%), Brazil (4%), Ecuador (3%), Libya (1%) and other countries (5%).

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2.2 REFINING & MARKETING
Unaudited figures
QUARTER					YEAR
4Q01	3Q02	4Q02	% Valuation IQ02/4Q01		2001	2002	% Variation 02/01
233	135	250	7.3	OPERATING INCOME (Million euros)	1,406	854	-39.3
83	48	19	-77.1	LPG OPERATING INCOME (Million euros)	245	255	4.1
13,183	12,108	13,406	1.7	OIL PRODUCT SALES (Thousand tons)	49,682	50,091	0.8
888	693	812	-8.6	LPG SALES (Thousand tons)	3,245	3,237	-0.3
320	138	229	-28.4	INVESTMENTS (Million euros)	877	584	-33.4

QUARTER					YEAR
4Q01	3Q02	4Q02	% Valuation IQ02/4Q01	REFINING MARGIN INDICATORS ($/Bbl)	2001	2002	% Variation 02/01
2.15	1.16	2.16	0.5	Spain	2.38	1.35	-43.3
3.83	2.20	3.45	-9.9	Latin America	4.5	1.89	-58.0
2.69	1.55	2.64	-1.8	Repsol YPF	3.14	1.55	-50.6

Fourth quarter results

Fourth quarter 2002 operating income from this business area, at Eu250 million, rose 7.3% in comparison to the Eu233 million registered a year earlier, and showed a quarter-on-quarter jump of 85.2%. In making the comparison with fourth quarter 2001, one should take into account the CLH deconsolidation (which contributed Eu49 million to operating income in 2001), and Eu189 million set aside as provisions to cover potential non-payment in the fourth quarter 2001, at the start of the crisis in Argentina.

With regard to previous quarters, these results mainly reflect an overall improvement in refining margins, the recovery of the both refining and marketing margins in Argentina and sales increase in that country, and a fall in bottled LPG margins and sales in Spain.

The company’s refining margin indicators were at a similar level to those in fourth quarter 2001, and were $1.09 per barrel up, quarter-on-quarter. Higher exports of products in Argentina raised the distillation level 5.3% year-on-year, and 8.1% quarter-on-quarter, reaching an utilisation rate of 97.8%.

In Spain, sales to own network fell 8.4% in comparison to the 2001 equivalent, because of a sharp (38%) reduction in the consumption of fuel oil, owing to a fall in the demand for power generation. There was also warm weather over the last quarter, leading to a 15% year-on-year drop in the consumption of gas oil for heating.

However, fuel sales - the products with highest added value sold to our service stations - rose nearly 1% from one year to the next, despite a slight reduction in the number of sales outlets supplied. In fact, there was a continued fall in gasoline sales, amply offset by higher automotive diesel sales, which rose 6% to our own network.

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In Argentina, sales performance to own network showed a positive evolution, with 2.6% growth in gasoline and gas oil. This was in contrast to the overall market evolution in Argentina, which contracted 6.3% during the quarter. Internal margins also improved, because of appreciation of the peso, lower international product prices and cost cutting.

LPG sales in Spain fell 13.3% with respect to fourth quarter 2001, because of higher temperatures than in fourth quarter 2001 (the average temperature in fourth quarter 2002 was 13.3 ºC, as against 11.3 ºC a year earlier), and competition from alternative energies. Margins were lower than a year earlier, because of the time lag in passing on international feedstock prices in the maximum price formula for bottled LPG, which are revised half-yearly (in October and April) on the basis of yearly mobile averages.

LPG sales in Latin America posted a year-on-year growth of 1.6%, owing to strong sales growth in Bolivia, a good business performance in Peru, and an initial recovery in the Argentina market. Retail margins worsened because of the crisis in Argentina, and the escalation of international feedstock prices.

2002 results

At Eu854 million, income in 2002, fell 39.3% in comparison to the Eu1,406 million posted in 2001. This lower performance was the result of narrow refining margins and the impact of the crisis in Argentina.

The distillation level in 2002 was similar to that for 2001, whilst the company’s refining margin indicator fell US$1.59 per barrel against 2001 levels, affected by a drop in international margins, which were at their lowest in recent years. Unitary marketing margins remained similar in Spain to those for 2001, whereas margins fell in Argentina, because of the delay in passing the effect of devaluation on to sales prices. This situation was, however, partially offset by significant cost cutting resulting from the peso devaluation in Argentina, and measures set in place by the company.

From 1 September onwards, with effect as of January 1st 2002, the 30% shareholding in REFAP began to consolidate by the proportional method, contributing Eu16 million to Group operating income. CLH deconsolidation caused a Eu173 million reduction in operating income.

Sales to own network in Spain rose 1.2%, and showed a sharp (23.2%) rise in the consumption of fuel oil for power generation. There was, however, a slight drop in light products, mainly because of a reduction in the sales volume of heating gas oil, affected by mild temperatures over the year, and a lower demand for aviation kerosene.

In contrast, fuel sales to own service station network were flat year-on-year, which, together with the fact that the number of sales outlets has fallen, is indicative of the higher efficiency achieved overall in our commercial network.

Additionally, income was boosted by growth in non-oil businesses in own service stations network, and a rise in the number of customer loyalty cards issued to professional and private users.

In Argentina, Repsol YPF’s gasoline and gas oil sales fell 0.9% within the context of a 9.1% market withdrawal, making this equivalent to more than a 4 point rise in market share.

Margins in Argentina registered sustained growth throughout the year. There were several reasons for this, including successive price rises and cost savings, both from “pesification”, and as the result of specific cost cutting programmes. During the whole year, retail prices rose 90% for gasoline and 140% for gas oil.

In the LPG area, bottled LPG margins in Spain were curtailed by the higher cost of feedstock and the time lag in price revision under the maximum price formula. The government updated the factor reflecting bottled LPG marketing costs within this formula, with a 12.9% rise under the April 2002 price revision (marketing costs represent 49% of the retail selling price), in recognition of the constant cost increases supported by the LPG distribution business.

LPG sales in Europe showed a year-on-year drop of 3%, at 2.1 million tons. In Spain, sales were 4% lower because of competition from other energies (mainly power and natural gas), the development of competition within the LPG sector, with an advance of bottled LPG sales by other operators, and mild weather throughout the year.

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In Latin America, overall LPG sales rose 6.3% in comparison to 2001, owing to the consolidation of twelve months’ business in Bolivia, business growth, and a good performance from Peru. The crisis in Argentina had a strong impact on sales (-5.6%), although this fall was less than overall market contraction (-8%).

Retail margins weakened over the year, affected firstly by the situation in Argentina, and then the escalation of international feedstock prices during the last months of the year. Cost reduction in real terms, which occurred after the introduction of anti-crisis shock measures and the devaluation, almost fully compensated for lower margins.

Investments

Investments for the fourth quarter 2002 amounted to Eu229 million, showing a fall of 28.4% in comparison to fourth quarter 2001.

Repsol YPF is developing an investment program in its Spanish refineries to adapt the production system to the new European Union quality specifications to be implemented in 2005. As part of this programme, the company finished building a new hydrocracking unit, with a capacity of 1.4 million tons per year, at the Tarragona refinery, which started operations in mid-2002. This unit enables the company to increase its medium distillates production and to meet the specifications ahead of time. A mild hydrocracking unit in Puertollano, an FCC load pre-treatment facility in La Coruña, and an isomerization unit in Tarragona are some of the most significant projects currently in progress.

In 2002, investment was Eu584 million, 33.4% lower than the year before. The main reason for lower investment throughout the year lies in the conservative investment policy, especially in Latin America, the termination of large refining projects, such as the aforementioned hydrocracker at Tarragona, and the enlargement of the Puerto Rosales-La Plata oil pipeline in Argentina. Furthermore, the target of having 29% of service stations in the Spanish commercial network company owned and operated, originally set for 2005, was achieved in 2002, and this also had an effect in curtailing investment.

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2.3. CHEMICALS

Unaudited figures
	QUARTER					YEAR
4Q01	3Q02	4Q02	% Variation 1Q02/4Q01		2001	2002	% Variation 02/01
-50	44	4	108.0	OPERATING INCOME (Million euros)	-55	97	276.3
846	848	888	5.0	CHEMICAL PRODUCT SALES (Thousand tons)	3,375	3,526	4.5
37	17	30	-18.9	INVESTMENTS (Million euros)	218	89	-59.2

	QUARTER					YEAR
4Q01	3Q02	4Q02	% Variation 1Q02/4Q01	INTERNATIONAL MARGIN INDICATORS	2001	2002	% Variation 02/01
408	420	362	-11.3	Cracker (Euros per ton)	395	370	-6.3
313	350	313	0.0	Derivatives Europe (Euros per ton)	332	317	-4.5
84	143	136	61.9	Derivatives Latin America (US$ per ton)	103	127	23.3

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, which incorporate the most significant products in the Repsol YPF chemical product mix, and are weighted according to the nominal capacity of plants.

Fourth quarter results

Fourth quarter 2002 operating income from chemicals was Eu4 million, compared to a loss of Eu50 million in the fourth quarter 2001, which included a provision of Eu11 million to face potential non-payment relating to the Argentine crisis.

The year-on-year improvement is due to an enhanced sales mix, a 5% rise in sales, and greater efficiency achieved throughout the year.

The lower performance quarter-on-quarter was the result of lower international margins following the sharp rise in crude oil prices, with the consequent repercussion on naphtha prices, which it has been impossible to pass on in the selling prices of petrochemical products.

For part of October and in November, a scheduled five-yearly shutdown was carried out at the Tarragona cracker. This shutdown lasted 41 days and caused a production loss of 64 kt, which was partially covered by larger imports of ethylene and propylene, although with a significant impact on results.

Total sales of petrochemical products were 888 thousand tons, 4.7% up on the third quarter, and 5% higher than the 2001 equivalent, thanks to the consolidation of production from new units during 2002.

2002 results

Operating income for 2002 was Eu97 million, in comparison to a loss of Eu55 million in 2001. This increase was mainly due to a higher sales volume and an improved sales mix, cost saving measures, and the positive effect of the peso devaluation on the chemical business in Argentina.

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The crisis situation, which developed towards the end of 2001 in Argentina, has had a positive effect on operating income, despite lower sales and larger discounts on sales prices to the domestic market. The improved scenario originates in the fact that petrochemical prices are quoted in US$ or euros, and the peso devaluation has implied an improvement in variable costs, excluding feedstock, thus making our chemical business in Argentina considerably more competitive.

Average international margins throughout 2002 could be considered typical of the low cycle, similar to those in 2001. These margins, however, tended to increase between January and September, with a specially sharp rise during the first half of the year, when customers were replacing their stocks. However, economic uncertainty caused a demand withdrawal during the third quarter. Consequently, the margins achieved in the second quarter through stock replacement did not consolidate into a real consumption growth, and began a downhill slide towards the end of the third quarter. As the year-end approached, this situation was aggravated by a sharp rise in crude oil and naphtha prices, which could not be passed on in the selling prices.

Export sales reached a record high of 3.5 million tons in 2002, and showed a rise of 4.5% over 2001 aggregates. This was mainly due to the consolidation of PO/SM and derivatives production in Tarragona, and Urea in Bahía Blanca, and the start up of the methanol plant at Plaza Huincul.

Investments

Fourth quarter 2002 investments in chemicals totalled Eu30 million, 18.9% less than in the same period last year. During this quarter, advantage was taken of the maintenance shutdown at the Tarragona cracker to increase ethylene production capacity by 50 thousand tons per year.

Expenditure for the whole year was Eu89 million, 59.2% down on the year before, owing to the termination of the Profertil and PO/SM projects, and was spent on increasing capacity and the upgrading of existing units.

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2.4.- GAS & POWER

Unaudited figures

QUARTER					YEAR
4Q01	3Q02	4Q02	% Variation 4Q02/4Q01		2001	2002	% Variation 02/01
289	53	54	-81.3	OPERATING INCOME (Million euros)	1,062	633	-40.4
63	53	54	-14.3	OPERATING INCOME (With 24% stake in Gas Natural SDG, in million euros)	303	247	-18.5
6.61	6.50	7.12	7.8	GAS SALES (bcm) (*)	23.77	26.87	13.0
453	72	132	-70.9	INVESTMENTS (Million euros)	1,265	694	-45.1

1 bcm=11,626.4 GWh = 10 billion thermies

(*)   For ease of comparison on equivalent terms, Metrogas activity in 2001 has been eliminated, and Gas Natural figures are presented at 100% for all affiliates. Trading sales outside Spain have been reclassified as sales to the exterior, in order to give a more representative sales figure for Spain.

Fourth quarter results

Fourth quarter 2002 operating income fell 81.3% year-on-year, to Eu54 million. This lower performance was mainly because, since the end of May last, G&P operating income only included 24% of those of Gas Natural Group since they are now consolidated proportionally. Gas Natural Group income fell 51.5% over the quarter as a result of the linear application of regulated revenues as demanded by the new remuneration framework, in comparison to the fourth quarter 2001, when the seasonal effect on gas sales was noticeable, added to the effect of consolidating Enagas by the equity method this quarter.

As mentioned in previous reports, with effect as of 1 January 2002, Metrogas has been consolidated by the equity method. Consequently, this company has made a nil contribution to operating income for this quarter.

Gas sales totalled 7.12 bcm, and were 7.8% higher than in the fourth quarter 2001. This was the result of higher trading sales, and sales to Spanish thermal power plants, non-Group marketing and distributing companies in Spain, and a sales growth in Latin America, where there were increases in all countries, which have offset the decline in the industrial and residential-commercial markets in Spain.

We would like to highlight the following items relating to the Gas Natural Group in Spain during the fourth quarter 2002:

•	Total natural gas sales were 4.87 bcm, falling 0.6% year-on-year.

•	0.49 bcm were sold to the power sector, 58.7% up on the year earlier equivalent, owing to the start up of combined cycle units for power generation.

•	Other sales in Spain declined 4.6% to 4.38 bcm, despite an increase of 287,000 in the number of customers over the past twelve months, to reach 4,196,000. This is mainly attributable to the drop in residential sales because of comparatively warmer weather in 2002, and in industrial sales because of the transfer of customers to the liberalised market and increasing competition in the sector. This last impact was largely offset by the increase in revenues from third party access to the network. In contrast, there has been an increase in trading activity sales in Spain and to non-Group distributing and marketing companies.

The rapid liberalisation of the Spanish gas sector has produced a transfer of industrial customers from the regulated to the non-regulated market. Gas Natural’s commercial affiliate sales this fourth quarter 2002

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represented a 56% share of the liberalised market. For the most part, this drop in market share was the result of marketing by third parties of 25% of gas from Algeria, offered for tender at the end of 2001.

As for the sale of electricity, the company has a more than 4% market share in the liberalised power market. Sales in this fourth quarter 2002 reached 867 GWh. In relation to power generation, the start-up of the San Roque and San Adrián de Besós combined cycles has made it possible to generate 2,075 GWh in 2002.

Gas & power operations in Latin America produced an income of Eu20 million in this quarter, substantially higher than the Eu4 million in losses in the fourth quarter 2001. Gas sales in physical units increased 6.0%. The reason for this sales’ improvement was year-on-year growth in Brazil (5.4%), Colombia (20.6%), Argentina (4.0%), and Mexico (3.6%). Income growth was the result of the adjustment recorded in December 2001 stemming from the provisions for the Argentinean crisis. Excluding this adjustment, and on equivalent terms as far as the consolidation scope is concerned, income would have similar to 2001, mainly because of relative improvement in Argentina.

Trading sales outside Spain in the fourth quarter totalled 0.66 bcm, much higher than the 0.21 bcm recorded in the same quarter the year before. The 2002 figure included the first amounts sold in Italy.

2002 results

In 2002, operating income from the Repsol YPF gas and power area was Eu633 million, as against Eu1,062 million obtained in the same period 2001. This reduction was due to the proportional consolidation of 24% of the Gas Natural Group since the end of May, deconsolidation of Enagas since June, and the crisis in Argentina. If Gas Natural SDG had consolidated at 24% in both 2001 and 2002, there would have been an 18.5% drop.

Investments

Investment in gas & power during the fourth quarter 2002 was Eu132 million, 70.9% down on the same quarter a year earlier. In the whole of 2002, expenditure was Eu694 million. Of this amount, Eu156 million was spent on raising stakes in Brazil and Colombia. The remainder went to expanding natural gas transmission and distribution infrastructure, and projects to increase integration of the gas-power chain. The change in the consolidation method had the effect of reducing investments.

2.5. CORPORATE AND OTHERS

This caption reflects corporate overheads not attributable to operating areas, and in this fourth quarter 2002, registered an expense of Eu19 million.

There was an expense of Eu46 million for the whole of 2002.

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3.-   FINANCIAL RESULT
QUARTER					YEAR
4Q 01	3Q 02	4Q 02	% Variation 4Q02/4Q01	BREAKDOWN OF FINANCIAL RESULTS (Million euros)	2001	2002	% Variation 02/01
18,609	9,084	9,067	-51.3	AVERAGE NET DEBT	19,056	11,901	-37.5
5.4	5.6	5.7	5.6	AVERAGE DEBT COST (%)	6.2	5.6	-9.7
258	129	132	-48.8	FINANCIAL INTEREST	1,188	672	-43.4
-17	-6	-5	-	CAPITALISED FINANCIAL COSTS	-76	-31	-
213	-98	-1	-	OTHERS	240	145	-
454	25	126	-72.2	FINANCIAL RESULT	1,352	786	-41.9

Net financial expenses for the fourth quarter 2002 were Eu126 million, in comparison to Eu454 million registered in the fourth quarter 2001, which included adjustments for the crisis in Argentina amounting to Eu190 million.

Debt cost for the whole year fell to Eu672 million, in comparison to Eu1,188 million the year before.

4.-   EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

QUARTER					YEAR
4Q 02	3Q 02	4Q 02	% Variation 4Q02/4Q01	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	2001	2002	% Variation 02/01
34	5	8	-76.5	R&M	57	44	-22.8
6	9	12	100.0	CHEMICALS	-23	-27	-17.4
-35	-25	-	-	G&P	1	-52	-
5	-11	20	300	TOTAL	35	-35	-200

Income from affiliates in the fourth quarter of 2002 totalled Eu20 million as against Eu5 million in the same quarter in 2001.

Income for the quarter included profit generated mainly by PBB Polisur (Eu8 million), CLH (Eu6 million), Petroken (Eu5 million) and Oldelval (Eu3 million), plus the share in the losses of Inversora Dock Sud (Eu4 million).

The affiliates’ losses in 2002 totalled Eu35 million, comprising losses from Inversora Dock Sud (Eu65 million), PBB Polisur (Eu37 million) and Gas Argentino (Eu19 million), which were partially offset by income generated by Atlantic LNG (Eu20 million) CLH (Eu18 million), Oldelval (Eu15 million), Petroken (Eu10 million) and Enagas (Eu5 million). In 2001, this caption registered a profit of Eu35 million.

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5.- GOODWILL AMORTIZATION
QUARTER					YEAR
4Q01	3Q02	4Q02	% Variation 4Q02/4Q01.	GOODWILL AMORTIZATION (Million euros)	2001	2002	% Variation 02/01
95	53	125	31.6	NON-ASSIGNED	323	300	-7.1
80	93	88	10.0	ASSIGNED TO ASSETS	355	345	-2.8
175	146	213	21.7	TOTAL	678	645	-4.9

Non-assigned goodwill amortization for the quarter was Eu125 million, in comparison to Eu95 million for the same quarter in 2001, and Eu53 million in the third quarter 2002. The main reason for the difference from third to fourth quarter 2002 was the accelerated goodwill amortization booked in the fourth quarter on the 2002 acquisition of several shareholding packages in Gas Natural SDG’s Columbian affiliates (Eu79 million), following the same method as Gas Natural SDG. Goodwill amortization for the year 2002 was Eu300 million compared to Eu323 million in 2001.

Main variation both in quarterly and yearly figures in comparison to 2001 was because since January 2002, part of YPF’s goodwill is denominated in pesos and therefore has a lower amortisation in euros.

6.- EXTRAORDINARY ITEMS

QUARTER					YEAR
4Q 01	3Q 01	4Q 02	% Variation 4Q02/4Q01.	BREAKDOWN OF EXTRAORDINARY ITEMS (Million euros)	2001	2002	% Variation 02/01
-856	-25	-419	51.1	EXTRAORDINARY INCOME BEFORE TAX	-777	648	183.4
-522	1	-335	-35.8	EXTRAORDINARY INCOME AFTER TAX	-470	518	210.6

There was an extraordinary expense of Eu419 million before tax in this quarter, mainly comprising provisions for exploration and production assets, mostly in the Aguaragüe field in Argentina, because of a negative revision (Eu204 million); environment and litigation provisions (Eu44 million); and a provision for pensions and similar contingencies relating to a YPF affiliate in the United States (Eu41 million), partially offset by income from the divestment this quarter of a 3.71% stake in CLH to Petrogal Española, S.A. a company owned by the Portuguese GALP Energy Group.

The 2002 extraordinary result was Eu648 million and includes, on the one hand, capital gains on the sale of a 23% stake in Gas Natural, SDG (Eu1,097 million), various share packages in CLH (Eu293 million), a stake in Gas Natural Mexico (Eu105 million) and our proportional share in the Enagas disposal (Eu97 million); and, on the other hand, expenses derived mainly from provisions. These provisions included the following items, in addition to the fourth quarter provisions mentioned in the previous paragraph: Eu206 million relating to exploration and production assets in Mene Grande (Venezuela), booked in the second quarter 2002, and provisions to cover manpower adjustments (Eu54million).

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7.- TAXES

The tax on profit for 2002 was 19.8%. This was considerably lower than the effective rate for the group in 2001, which was 39.5%.

This tax reduction was due to the following:

•	The application of tax benefits in Spain on capital gains from divestments in Gas Natural, CLH and Enagas.

•	The application of some tax credits obtained in Argentina to compensate for losses from peso devaluation.

Tax on profit this year includes Eu150 million for tax paid in Dubai and Algeria which, up to this quarter, had been entered as exploration and production operating income. Without this reclassification, the effective tax rate for 2002 would have been 15.5%.

8.- MINORITY INTERESTS

QUARTER					YEAR
4Q 01	3Q 01	4Q 02	% Variation 4Q02/4Q01.	BREAKDOWN OF INCOME FROM UNCONSOLIDATED AFFILIATES (Million euros)	2001	2002	% Variation 02/01
26	43	43	65.4	PREFERENCE SHARES	90	176	95.6
71	15	-44	-162.0	OTHERS	400	158	-60.5
97	58	-1	-101.0	TOTAL	490	334	-31.8

Income attributable to minority shareholders for the fourth quarter 2002 was Eu1 million (including an expense of Eu43 million from preference share dividends), in comparison to a Eu97 million expense in the same period 2001. Main variations were, on the one hand, the exclusion from minorities of Gas Natural, SDG and CLH in 2002 after the change in the consolidation method at the end of May 2002 and December 2001, respectively; and, on the other hand, the impact of goodwill adjustments relating to certain Columbian affiliates, as described in the “Goodwill Amortization” caption herein, with reference to Gas Natural SDG minority interests.

Minority interests in 2002 amounted to Eu334 million, as against Eu490 million the year before. The main differences from one year to the next are mentioned above, together with the incorporation in 2002 of dividends from preference shares issued in May and December 2001.

9.- HIGHLIGHTS

We would like to draw attention to the following events that have arisen since our last quarterly report:

•	In Exploration & Production,on January 2nd last, Repsol YPF exercised a purchase option on an additional 20% of Trinidad & Tobago reserves. Production in Trinidad & Tobago reached 280,000 boepd in 2002 (74% in gas), and this is expected to increase to approximately 350,000 boepd in 2003. Repsol YPF’s net share in T&T production will be 105,000 boepd, equivalent to approximately 10% of the company’s global production. With this acquisition, proved reserves in Trinidad & Tobago trebled at the beginning of 2003, to 709 million boe.

•	In the Refining & Marketing business area, as announced in our last quarterly report, following the normal due diligence procedures required by the buyer, the Repsol YPF Group, Cepsa and BP signed the final contract for the sale of 5% of CLH stock to Petrogal Española, S.A., owned by the Portuguese company GALP Energía SGPS, S.A. Repsol YPF owned 3.71% of this share package.

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The purchase options on a further 5% stake in CLH, held by CHINA Aviation Oil and Petrogal Española, expired on December 15th last, without being exercised by either company. However, Petrogal Española still has up to June 30th next to exercise the rights of first option on a further 5%, with respect to any firm acquisition offer received by the sellers during the first half of 2003.

This sale, and those already completed (a 25% stake to the Canadian company Enbridge on March 1st last; a 5% stake to the Canary Island company DISA Financiación S.A. on June 21st ; and a further 5% stake to CHINA Aviation Oil, based in Singapore, on July 31st last) complies with Royal Decree Law 6-2000, dated June 23rd, on Urgent Measures to Intensify Competition in Goods and Services Markets. In order to give access to new partners, one of the measures included in this Law was a 25% ceiling for individual shareholders in CLH capital equity, and a 45% ceiling for joint holdings by companies with refining capacity in Spain.

After this 40% divestment, the Repsol YPF Group will have reduced its participation in CLH from the 61.46% it held before the divestment process, to 31.79%.

•	At corporate level, the Repsol YPF Board of Directors, in response to a proposal by its Chairman and CEO, Alfonso Cortina, unanimously approved the appointment of Ramón Blanco Balín as head of the company’s operating management, with the rank of Chief Operating Officer. The Board of Directors intends to include the incorporation of Ramón Blanco as one of its Members amongst the resolutions for approval at the next Annual General Shareholders Meeting, in order to proceed with his appointment as Repsol YPF Managing Director.

The company’s Board of Directors approved the creation of a Disclosure Committee. This committee will have as one of its missions the general oversight of the regulations and codes of conduct that may be stipulated or published in relation to company law, with special reference to companies listed on the stock markets, and their good governance. It will evaluate the degree in which these affect the company and propose, when advisable, the adoption and implementation of pertinent measures.

The Repsol YPF Board of Directors also approved new corporate governance criteria to adjust its by-laws to the new requirements of ever more complex corporate structures, and reinforce the role of the Board of Directors, increasing its implication in corporate management control and shareholder protection. A Strategy, Investment and Competition Commission was therefore created, and new regulations set in place for the Audit and Control, and Appointment and Remuneration Commissions, on which executive directors will not be permitted to serve.

Finally, the Repsol YPF Board of Directors approved the payment of a gross interim dividend of Eu0.15 against the 2002 financial year. This decision is in line with the company’s policy of austerity, which, despite improved expectations from the Argentine economy, has as its prime objective a strengthening of the company’s financial structure.

Madrid, 25 February 2003

19

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ITEM 2

TABLES RESULTS FOURTH QUARTER 2002

20

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21

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER

	4Q01	3Q02	4Q02	2001	2002

EBITDA (*)	1,735	1,362	1,470	8,134	5,941
Operating income	766	712	878	4,920	3,323
Financial results	(454)	(25)	(126)	(1,352)	(786)
Equity on earnings of unconsolidated affiliates	5	(11)	20	35	(35)
Goodwill amortization	(95)	(53)	(125)	(323)	(300)
Extraordinary items	(856)	(25)	(419)	(777)	648
Income before income tax and minority interests	(634)	598	228	2,503	2,850
Income tax	79	(79)	(40)	(988)	(564)
Net income before minority interests	(555)	519	188	1,515	2,286

Minority interest	(97)	(58)	1	(490)	(334)

Net income	(652)	461	189	1,025	1,952

Cash-flow after taxes	1,216	1,150	1,252	5,729	4,823

Net income per share (1)
* Euros/share	-0.53	0.38	0.15	0.84	1.60
* $/ADR	-0.48	0.37	0.16	0.75	1.68

Cash-flow per share (1)
* Euros/share	1.00	0.94	1.03	4.69	3.95
* $/ADR	0.89	0.93	1.08	4.18	4.14

(*)	EBITDA: (Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income).

(1)	Calculated on 1.220.863.463 shares

1.12 euros per dollar in 4Q01
1.02 euros per dollar in 3Q02
0.95 euros per dollar in 4Q02

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22

BREAK-DOWN OF REPSOL YPF OPERATING REVENUES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER

	4Q01	3Q02	4Q02	2001	2002

Exploration & Production	1,571	1,495	1,470	7,305	5,580

Spain	45	21	58	136	123
Argentina	955	1,063	986	4,785	3,814
Others in Latin America	200	158	345	801	934
Other countries	371	253	81	1,583	709

Refining & Marketing	7,945	8,282	8,528	32,491	31,289

Spain	5,378	5,452	5,503	22,495	20,798
Argentina	1,574	1,596	1,859	6,101	6,003
Others in Latin America	534	944	737	2,300	2,824
Other countries	459	290	429	1,595	1,664

Chemicals	501	475	544	2,355	2,109

Spain	369	341	418	1,837	1,714
Argentina	132	134	126	518	395
Others in Latin America	-	-	-	-	-
Other countries	-	-	-	-	-

Gas & Power	1,609	309	356	5,900	3,110

Spain	1,327	243	280	4,634	2,627
Argentina	148	18	41	789	76
Others in Latin America	124	45	33	436	394
Other countries	10	3	2	41	13

Corporate and Others	(1,078)	(1,630)	(1,732)	(4,398)	(5,598)

TOTAL	10,548	8,931	9,166	43,653	36,490

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23

BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER

	4Q01	3Q02	4Q02	2001	2002

Exploration & Production	304	505	589	2,557	1,785
Spain	(2)	(23)	11	(4)	(18)
Argentina	235	401	440	1,844	1,315
Others in Latin America	(2)	47	75	127	141
Other countries	73	80	63	590	347

Refining & Marketing	233	135	250	1,406	854
Spain	341	126	183	1,167	659
Argentina	(116)	2	63	115	134
Others in Latin America	(1)	7	2	101	51
Other countries	9	-	2	23	10

Chemicals	(50)	44	4	(55)	97
Spain	(39)	28	(11)	(41)	41
Argentina	(11)	16	15	(14)	56
Others in Latin America	-	-	-	-	-
Other countries	-	-	-	-	-

Gas & Power	289	53	54	1,062	633
Spain	274	31	28	791	506
Argentina	(11)	9	16	159	34
Others in Latin America	7	7	4	33	27
Other countries	19	6	6	79	66

Corporate and Others	(10)	(25)	(19)	(50)	(46)

TOTAL	766	712	878	4,920	3,323

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24

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER

	4Q01	3Q02	4Q02	2001	2002

Exploration & Production	772	869	928	4,161	3,236
Refining & Marketing	543	306	411	2,334	1,485
Chemicals	(2)	84	61	99	270
Gas & Power	436	92	56	1,524	872
Corporate and Others	(14)	11	14	16	78

TOTAL	1,735	1,362	1,470	8,134	5,941

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25

BREAK-DOWN OF INVESTMENTS BY ACTIVITIES(*)

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER

	4Q01	3Q02	4Q02	2001	2002

Exploration & Production	545	249	328	1,951	1,081
Spain	10	9	1	92	29
Argentina	279	137	207	1,000	627
Others in Latin America	182	90	100	657	352
Other countries	74	13	20	202	73

Refining & Marketing	320	138	229	877	584
Spain	174	76	102	538	308
Argentina	58	12	49	146	85
Others in Latin America	78	48	63	172	169
Other countries	10	2	15	21	22

Chemicals	37	17	30	218	89
Spain	25	7	29	105	61
Argentina	12	10	1	81	28
Others in Latin America	-	-	-	32	-
Other countries	-	-	-	-	-

Gas & Power	453	72	132	1,265	694
Spain	362	42	82	871	354
Argentina	25	4	1	39	14
Others in Latin America	66	25	48	355	321
Other countries	-	1	1	-	5
Corporate and Others	(90)	55	101	145	225

TOTAL	1,265	531	820	4,456	2,673

(*)	Capitalized deferred expenses not included

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26
REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)
(Unaudited figures)

			DECEMBER	DECEMBER

			2001	2002

	Start-up expenses		100	61

	Intangible assets		1,501	898

	Property, plants and equipment		30,436	20,562

A.	Long term financial assets		309	335

	Other financial assets	.	1,179	883

	Goodwill arising on consolidation		4,497	2,934

	Deferred tax assets		694	616

	Deferred expenses		616	683

B.	Temporary cash investments and cash on hand and in banks		4,187	4,465

	Other current assets	.	7,920	6,627

	TOTAL ASSETS		51,439	38,064

C.	Shareholders equity		14,538	13,586

D.	Minority interests		6,591	4,223

	Negative consolidation difference		12	3

	Long term liabilities		1,397	1,165

E.	Subsidies and deferred revenues		877	262

	Deferred tax liabilities		516	503

F.	Long term debt		13,488	8,273

G.	State financing of investments in exploration		5	3

	Non-interest bearing liabilities		925	1,111

H.	Short term debt		7,563	3,999

	Other current liabilities		5,527	4,936

	TOTAL EQUITY / LIABILITIES		51,439	38,064

I.	NET DEBT (Sum of F+H-A-B)		16,555	7,472

	CAPITALIZATION (Sum of C+D+E+G+I)		38,566	25,546

	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)		37,684	25,281

	ROCE before extraordinary, non recurring items and Goodwill amortization (*)		12,2%	14,3%

(*) It correspond to net adjusted result between capital employed minus goodwill at the begining of the period. In 2002 Gas Natural sale has been adjusted.

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27

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

(Million Euros)
(Unaudited figures)

	4th QUARTER		JANUARY - DECEMBER

	2001	2002	2001	2002

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	(652)	189	1,025	1,952
Adjustments to reconcile net income to net cash provided by operating activities
Amortizations	868	718	3,294	2,926
Net Provisions	1,043	417	1,138	692
Minority interest	97	(1)	490	334
Income from asset divestments	(117)	(39)	(302)	(1,270)
Deferred taxes and others	(23)	(32)	84	189

SOURCES OF FUNDS	1,216	1,252	5,729	4,823
Changes in working capital	1,098	387	(240)	(353)

	2,314	1,639	5,489	4,470

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(1,351)	(701)	(3,894)	(2,228)
Investments in intangible assets	(30)	(18)	(91)	(57)
Financial investments	118	(101)	(301)	(194)
Acquisition of shareholdings in consolidated subsidiaries	(2)	0	(170)	(194)

Total Investments	(1,265)	(820)	(4,456)	(2,673)
Capitalized deferred expenses	(233)	(54)	(361)	(80)

	(1,498)	(874)	(4,817)	(2,753)
Divestments	190	65	1,237	2,558

	(1,308)	(809)	(3,580)	(195)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	2,247	1,117	4,014	1,144
Repayment of long term loans and other noncurrent liabilities	(78)	13	(1,075)	(288)
Variation in current financial assets	(5,177)	(1,858)	(7,055)	(4,758)
Subsidies received	20	1	71	96
Minority interest contributions	2,002	-	3,002	-
Provisions and others	349	71	172	(76)
Dividend paid	(425)	(258)	(1,121)	(476)

	(1,062)	(914)	(1,992)	(4,358)

Net change in cash and cash equivalents	(56)	(84)	(83)	(83)

Cash and cash equivalents at the beginning of the period	334	279	361	278

Cash and cash equivalents at the end of the period	278	195	278	195

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ITEM 3

ANNEX 1 OPERATING HIGHLIGHTS

28

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29

OPERATING HIGHLIGHTS I (E&P, CHEM., G&P)

		2001	2001	2001	2001	2001	2002	2002	2002	2002	2002	% Variation 2002/2001

OPERATING HIGHLIGHTS	UNIT	1Q	2Q	3Q	4Q	January-December	1Q	2Q	3Q	4Q	January-December

EXPLORATION & PRODUCTION

- HYDROCARBON PRODUCTION	K Boed	945.6	1,029.5	1,064.7	1,017.3	1,014.6	945.6	1,039.0	1,058.3	957.5	1,000.3	-1.4%
Crude and Liquids production	K Boed	621.4	630.6	661.9	665.5	645.0	587.3	583.8	591.6	574.2	584.2	-9.4%
- Spain	K Boed	2.4	2.8	6.7	7.2	4.8	7.2	5.2	3.8	3.5	4.9	1.8%
- Argentina	K Boed	423.9	444.7	458.1	449.2	444.1	436.4	434.5	444.5	435.6	437.8	-1.4%
- Rest in Latino America	K Boed	69.3	68.5	74.6	76.7	72.3	80.4	83.0	84.9	74.5	80.7	11.6%
- Other countries	K Boed	125.8	114.6	122.5	132.4	123.8	63.3	61.1	58.3	60.7	60.8	-50.9%

Natural Gas production	K Boed	324.2	398.9	402.8	351.8	369.6	358.4	455.2	466.8	383.3	416.1	12.6%
- Spain	K Boed	5.5	0.0	0.0	0.0	1.4	0.0	0.0	0.0	9.4	2.4	74.8%
- Argentina	K Boed	241.3	315.4	310.1	232.5	274.9	223.5	320.5	330.4	237.2	278.1	1.2%
- Rest in Latino America	K Boed	44.7	50.1	56.7	82.7	58.6	113.4	112.1	120.4	115.1	115.3	96.5%
- Other countries	K Boed	32.8	33.5	36.0	36.6	34.7	21.5	22.6	15.9	21.6	20.4	-41.3%

CHEMICALS

- SALES OF PETROCHEM. PROD.	Kt	848	812	869	846	3,375	775	1,016	848	888	3,526	4.5%
- By type of product
- Base petrochemical	Kt	190	161	170	191	712	159	195	163	207	723	1.5%
- Spain	Kt	26	22	28	27	103	30	27	26	24	107	3.9%
- Argentina	Kt	43	52	48	66	210	33	40	43	55	171	-18.3%
- Other countries	Kt	121	88	93	98	400	95	128	94	128	445	11.3%

- Derivative petrochemicals	Kt	658	651	699	655	2,663	617	821	685	680	2,803	5.3%
- Spain	Kt	264	257	265	259	1,045	287	305	267	289	1,150	10.0%
- Argentina	Kt	40	99	181	102	422	76	76	114	102	368	-12.8%
- Other countries	Kt	354	294	254	294	1,196	253	440	304	289	1,286	7.5%
NATURAL GAS

	bcm	5.96	5.71	5.50	6.61	23.77	6.65	6.60	6.50	7.12	26.87	13.0%
- Spain	bcm	4.45	3.84	3.72	4.90	16.92	5.12	4.50	4.01	4.87	18.52	9.4%
- Argentina	bcm	0.38	0.68	0.77	0.42	2.26	0.32	0.64	0.81	0.44	2.22	-1.9%
- Rest in Latino America	bcm	0.78	0.79	0.85	1.07	3.48	1.08	1.05	1.18	1.14	4.45	27.8%
- Other countries	bcm	0.34	0.39	0.16	0.21	1.10	0.12	0.40	0.50	0.66	1.68	52.7%

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30

OPERATING HIGHLIGHTS II (R&M)

		2001	2001	2001	2001	2001	2002	2002	2002	2002	2002	% Variation 2002/2001

OPERATING HIGHLIGHTS	UNIT	1Q	2Q	3Q	4Q	January-December	1Q	2Q	3Q	4Q	January-December

-CRUDE OIL PROCESSED	M toe	12.5	12.3	13.0	13.2	51.0	12.3	12.0	12.8	13.9	50.9	-0.2

-Spain	M toe	7.8	7.4	8.3	8.9	32.3	7.8	7.3	8.2	8.7	31.9	-1.2
-Argentina	M toe	3.7	3.8	3.8	3.3	14.5	3.6	3.7	3.5	4.0	14.8	2.0
-Other countries	M toe	1.0	1.1	1.0	1.0	4.2	0.9	1.0	1.1	1.2	4.2	0.2

-SALES OF OIL PRODUCTS	Kt	11,923	12,388	12,188	13,183	49,682	12,504	12,072	12,108	13,406	50,091	0.8

- Sales in Spain	Kt	7,385	7,367	7,605	8,337	30,694	7,903	7,348	7,500	7,928	30,679	-0.1
- Own network	Kt	5,268	5,122	5,420	5,920	21,730	5,717	5,311	5,539	5,422	21,990	1.2
- Light products	Kt	4,156	3,978	4,009	4,210	16,353	3,903	3,876	4,086	4,141	16,006	-2.1
- Other Products	Kt	1,112	1,144	1,412	1,710	5,377	1,814	1,436	1,454	1,281	5,984	11.3
-Other Sales to Domestic Market	Kt	914	932	921	1,142	3,910	1,344	1,018	1,132	1,302	4,795	22.6
- Light Products	Kt	696	690	724	845	2,955	1,004	884	884	1,035	3,808	28.9
- Other Products	Kt	218	243	198	297	955	340	133	247	267	987	3.3
-Exports	Kt	1,203	1,313	1,263	1,275	5,054	842	1,019	829	1,204	3,894	-22.9
- Light Products	Kt	290	598	357	488	1,733	312	393	341	352	1,398	-19.3
- Other Products	Kt	912	715	905	787	3,320	530	626	488	852	2,496	-24.8

- Sales in Argentina	Kt	3,068	3,327	3,129	3,207	12,731	2,990	3,046	2,801	3,560	12,397	-2.6
- Own network	Kt	1,869	1,823	1,746	1,695	7,133	1,677	1,849	1,706	1,736	6,969	-2.3
- Light products	Kt	1,489	1,446	1,382	1,350	5,668	1,328	1,493	1,361	1,375	5,557	-1.9
- Other Products	Kt	380	377	364	345	1,465	350	356	345	361	1,412	-3.7
-Other Sales to Domestic Market	Kt	341	419	364	293	1,417	290	276	181	285	1,032	-27.2
- Light Products	Kt	274	343	291	247	1,155	233	224	119	219	795	-31.1
- Other Products	Kt	67	76	73	46	262	57	52	62	66	237	-9.7
-Exports	Kt	858	1,085	1,019	1,219	4,181	1,022	921	914	1,538	4,396	5.1
- Light Products	Kt	595	798	827	997	3,217	806	674	688	1,252	3,420	6.3
- Other Products	Kt	263	287	192	222	964	217	247	226	287	976	1.3

- Sales Rest of Latin America	Kt	1,345	1,557	1,297	1,474	5,673	1,427	1,518	1,615	1,720	6,279	10.7
- Own network	Kt	542	612	615	648	2,417	660	766	849	862	3,138	29.8
- Light products	Kt	409	455	532	513	1,910	534	624	691	695	2,544	33.2
- Other Products	Kt	133	157	82	135	507	126	143	158	167	594	17.2
-Other Sales to Domestic Market	Kt	452	547	535	530	2,064	497	504	565	662	2,228	7.9
- Light Products	Kt	333	384	379	369	1,466	343	339	379	459	1,520	3.7
- Other Products	Kt	119	162	156	161	599	154	166	186	202	709	18.4
-Exports	Kt	350	398	147	296	1,191	269	247	201	196	913	-23.3
- Light Products	Kt	42	2	0	0	44	0	0	0	0	0
- Other Products	Kt	308	396	147	296	1,147	269	247	201	196	913	-20.3

- Sales in other countries	Kt	125	136	157	165	584	185	160	192	198	735	26.0
- Own network	Kt	125	136	157	165	584	185	160	192	198	735	26.0
- Light products	Kt	98	117	132	144	491	174	147	170	182	673	36.9
- Other Products	Kt	27	20	25	21	92	12	13	22	16	62	-32.4
-Other Sales to Domestic Market	Kt	0	0	0	0	0	0	0	0	0	0
- Light Products	Kt	0	0	0	0	0	0	0	0	0	0
- Other Products	Kt	0	0	0	0	0	0	0	0	0	0
-Exports	Kt	0	0	0	0	0	0	0	0	0	0
- Light Products	Kt	0	0	0	0	0	0	0	0	0	0
- Other Products	Kt	0	0	0	0	0	0	0	0	0	0
-LPG SALES
- LPG	Kt	926	772	659	888	3,245	927	805	693	812	3,237	-0.3
-Sales in Spain	Kt	676	465	362	599	2,102	658	486	366	520	2,030	-3.4
-Sales in Argentina	Kt	74	115	104	70	363	71	103	97	72	342	-5.6
-Sales in Rest of Latin America	Kt	150	173	177	196	696	173	197	214	199	783	12.5
-Sales in other countries	Kt	26	19	15	23	84	25	19	17	21	81	-3.4

Rest of sales to domestic market, includes sales to operators and bunker
Exports: expressed from country of origin
REFAP is not included

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ITEM 4

4TH QUARTER & FULL YEAR

2002 RESULTS

WEBCAST-CONFERENCE CALL

14.00 H CET

February 25th, 2003

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This document may contain market assumptions, different sourced information and forward-looking statements with respect to the financial condition, results of operations, business, strategy and the plans of Repsol YPF SA and its subsidiaries. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental, regulatory considerations and general economic and business conditions.

Repsol YPF does not assume any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company's financial results is provided in documents filed by the company and its affiliates with the CNMV, CNV and the US SEC.

The financial data contained herein for periods 2000 and earlier was prepared by combining the historical results published by Repsol and YPF. Proforma financial data is unaudited and calculated applying company's accounting principles.

1

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4TH QUARTER & FULL YEAR

2002 RESULTS

Mr. Alfonso Cortina

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Geopolitical uncertainties

Increased market risk aversion

Delay in the expected upturn in economic growth

Evolution of the oil price

3

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4

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5

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6

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7

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8

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9

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10

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11

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April
Upstream activity developed by Repsol YPF

Power generation and G&P distribution through Gas Natural SDG.

Midstream joint action

May
Agreement of joint control with La Caixa

Sale of 23% of Gas Natural

12

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ARGENTINA

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14

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15

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16

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Continuation of the 70/30 rule for oil companies

Relaxation of capital controls for all companies

17

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FUTURE OF REPSOL YPF

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Crude oil production in Latin America and North Africa

Natural gas production and marketing in Latin America

LNG projects in the Atlantic basin, American Pacific, Mediterranean and Persian Gulf

Downstream oil business in Southern Europe and South America

Global LPG distribution

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E&P
Trinidad & Tobago

Bolivia

Venezuela

Libya

Algeria

Midstream operations in G&P

Capacity improvements in R&M

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Organic growth in other areas:

Trinidad & Tobago

Bolivia

Venezuela

Libya

Algeria

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Improvements in refining

Tarragona hydro cracker

Puertollano mild hydro cracker

Organic growth of oil and non oil sales

Volume growth in petrochemicals

Positive year on year comparation of

Argentinean results

Improvements in natural gas results

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RESULTS

Mr. Carmelo de las Morenas

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Million Euro

	Without	Reported	Crisis
	crisis		effects

E&P	2.133	1.785	-348

R&M	897	854	-43

G&P	772	633	-139

TOTAL	3.899	3.369	-530

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FINANCIAL
EVOLUTION

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	31 Dec 2001	30 Jun 2002		31 Dec 2002

NET DEBT	16,555	8,960		7,472

BOOK CAPITALIZATION	38,578	27,318		25,546

NET DEBT / BOOK CAPITALIZATION (%)	42.9	32.8		29.2

OPERATING CASH-FLOW	8,134	2,550	(*)	5,382	(*)

NET DEBT / OPERATING CASH-FLOW (X)(**)	2.04	1.76		1.39

NET CASH-FLOW	5,729	1,825	(*)	4,227	(*)

NET CASH-FLOW / NET DEBT (%)(**)	34.6	40.7		56.6

FINANCIAL EXPENSES	1,352	635		786

NET INTEREST EXPENSES	1,188	412		672

OPERATING CASH FLOW / NET INTEREST (X)	6.9	7.5		8.8

(*)	Estimated 24% proportional integration of Gas Natural for the full year
(**)	On a yearly basis

Million euros

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	4thQuarter 2001	4thQuarter 2002	JAN - DEC 2001	JAN - DEC 2002

Average Net Debt	(18,609)	(9,067)	(19,056)	(11,901)

Interest Rate	5.43%	5.71%	6.25%	5.57%

Net Interest Expenses	(258)	(132)	(1,188)	(672)

Capitalized Interest	17	5	76	31

Net Interest Expense in Financial Expenses	(241)	(127)	(1,112)	(641)

Other non recurrent items	(213)	1	(240)	(145)

Total Financial Expenses	(454)	(126)	(1,352)	(786)

Million euro

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2001	204	M€
2002	348	M€
TOTAL	552	M€

Not linked to Argentinean devaluation

365 Initiatives

All are recurrent items

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Fiscal benefits in the divestment of Gas Natural, CLH and Enagas

Tax credits applicable in Argentina

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4THQUARTER & FULL YEAR
2002 RESULTS

Investor Relations

Pº Castellana 278-280
28046 Madrid (Spain)
Tlf: 34 913 48 55 48
Fax: 34 913 48 87 77
E-mail: INVERSORES@repsolypf.com
Website: www.repsolypf.com

February 25th,2003

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 26, 2003	By:	/s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer